[Capital One Corporation Letterhead]

July 5, 2006

CAPITAL ONE FINANCIAL CORPORATION

Lisa Haynes

Reviewing Accountant

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Capital One Financial Corporation
Form 10-K for the Fiscal Year Ended December 31, 2005
Amended Form 10-K for the Fiscal Years Ended December 31, 2005 and 2004
Amended Form 10-Q for the Fiscal Quarters Ended March 31, 2005,
June 30, 2005, and September 30, 2005
File No. 001-13300

Ladies and Gentlemen:

On behalf of Capital One Financial Corporation (the “Company”), and pursuant to the Staff’s letter dated June 30, 2006, commenting on their review of the above-referenced financial statements and disclosures (“Comment letter”), please find enclosed herewith for filing, the Company’s corresponding responses and supplemental information. Capitalized terms not defined herein have the meanings set forth in the above referenced statements.

Form 10-K for the fiscal year ended December 31, 2005

Note 1—Significant Accounting Policies

Loan Securitizations, page 79

CAPITAL ONE FINANCIAL CORPORATION

Comment No. 1

We note your response to comment 1 from our letter dated June 1, 2006 in which you provide an analysis demonstrating why you believe credit card loans held on-balance sheet at December 31, 2005, 2004 and 2003 and subsequently sold during the three month period after the balance sheet dates are not material for separate “held-for-sale” classification in your financial statements. Tell us how you determined that the decision to not classify these receivables as “held-for-sale” would have been both quantitatively and qualitatively immaterial to your consolidated statements of income and cash flows for each quarterly and annual period presented.

Response:

As communicated in our previous response, the Company does not originate or acquire loans for specific securitization or resale purposes. Securitization decisions are made subsequent to the origination of the loan and are forecasted based on new loan growth, maturities of existing debt, the asset mix within the securitization structure and our overall risk management and funding strategy. As such, upon origination, all loans are classified as held-for-investment and it is only at the time a securitization transaction is contemplated in the foreseeable future (within three months following the balance sheet date) that the Company’s intent changes and loans are considered held-for-sale in accordance with SOP 01-6.

Historically, the Company has not separately disclosed loans as held-for-sale on the face of the balance sheet based on the immaterial impacts previously communicated. However, loans expected to be securitized within 3 months following the balance sheet date have been excluded from our allowance for loan loss calculation and thus, we are effectively carrying these loans at cost as of the balance sheet date. Because the Company’s credit card loans are sold at par and the loans are carried at cost, we feel that the Company’s income statement appropriately reflects the impact of treating these loans as held-for-sale.

With regards to the statement of cash flows, we have appropriately included cash proceeds related to the securitization of consumer loans as investing activities in accordance with paragraph 9 of SFAS 102 based on our original intent and classification of the loans as held-for-investment at origination. SFAS 102 states that cash receipts resulting from sales of loans that were not specifically acquired for resale shall be classified as investing cash inflows even if the classification and intent changes.

As indicated above, the impact to our balance sheet is immaterial and would only result in separate classification of these loans as held-for-sale on the balance

Capital One Confidential

CAPITAL ONE FINANCIAL CORPORATION

sheet. In addition, there would be no impact to the Company’s statements of income and cash flows. We believe that our financial statements have provided sufficient disclosures surrounding our securitization activities and that a knowledgeable reader of the financial statements is well informed of the impacts related to our securitization activities.

Comment No. 2

Please tell us how you considered credit card loans which earn interest based on a zero percent or other such low introductory rate in performing the “held-for-sale” materiality assessment for your statements of income and cash flows. Provide tabular analysis of average balances, interest rates and any other pertinent information considered in arriving at your conclusion.

Response:

Credit card securitizations involve the transfer of a pool of receivable balances and not the sale of a specific loan. The Company’s credit card loans, including the zero coupon or low introductory rate products, when securitized are sold at par. Accordingly, the loans are carried at cost as there is no discount or impairment related to the anticipated sale. The Company has historically recognized a gain on sale for loans sold in our securitization transactions.

Note 22–Derivative Instruments and Hedging Activities, page 112

Comment No. 3

We note your response to comment 6 from our letter dated June 1, 2006 indicating that you view the deferral option on the junior subordinated debentures to be a deferral contingency tied to credit deterioration which is not prohibited from short-cut treatment based on DIG Issue E6. Please tell us whether the deferral option on the junior subordinated debentures is mirrored in the swap. If the deferral option is not mirrored, please tell us how you determined that you met the criteria in paragraph 68(e) of SFAS 133 to apply the short-cut method to these hedging transactions.

Response:

As communicated in our previous response, the deferral option on the junior subordinated debentures is a credit related option which is not prohibited from short-cut treatment based on DIG Issue E6 which does not apply any parts of

Capital One Confidential

CAPITAL ONE FINANCIAL CORPORATION

paragraph 68, including 68(e), to non-benchmark features including credit puts, death puts, legislative action puts, etc. As such, we have not mirrored the deferral option in the swap because there is no requirement to have a mirror option to achieve short-cut treatment. DIG Issue E6 specifically states that non-benchmark features should not be replicated in the hedging interest rate swap if the hedger seeks to apply the short-cut method. There are no other features within the junior subordinated debentures or within the swap that would invalidate the assumption of no ineffectiveness.

Comment No. 4

If you have determined that the difference between your financial statement hedge accounting treatment and no hedge accounting for your junior subordinated debentures is immaterial, please provide us with your quantitative and qualitative materiality analysis consistent with the provisions of SAB Topic 1.M, for your quarterly and annual consolidated financial statements during the three year period ended December 31, 2005.

Response:

We believe that we have considered all the relevant facts and circumstances and that we have appropriately applied the guidance in paragraph 68 of SFAS 133 which allows us to use the short-cut method for assessing hedge effectiveness for this instrument and that we have appropriately accounted for this instrument as a cash flow hedge in accordance with SFAS 133.

In the event the SEC believes that we have not met all the requirements of paragraph 68 of SFAS 133 and as a result we do not receive hedge accounting treatment in accordance with SFAS 133, we have evaluated the quantitative and qualitative factors in accordance with SAB Topic 1.M to assess materiality on the Company’s income statement during the three-year period ended December 31, 2005. As reflected in the table below, for no period during the last 3 years was there an income difference greater then 0.590% of net income before tax (NIBT). For each period presented, the difference would not have impacted our trends in earnings or caused us to otherwise achieve a level of earnings consistent with or in excess of our earnings per share guidance or analysts’ consensus estimates. In addition, the difference did not impact our compliance with any regulatory requirements, loan covenants or other contractual requirements. As such, we do not believe that there is a substantial likelihood that the differences would have been viewed by a reasonable investor as having significantly altered the total mix of information made available.

Capital One Confidential

CAPITAL ONE FINANCIAL CORPORATION

Period	FMV of swap	Income Statement Impact	NIBT	% NIBT
12/31/2002	(12,686,154)
3/31/2003	(12,500,773)	185,381	489,624,000	0.038%
6/30/2003	(13,552,410)	(1,051,637)	454,232,000	0.232%
9/30/2003	(11,476,552)	2,075,858	461,222,000	0.450%
12/31/2003	(9,773,798)	1,702,754	421,715,000	0.404%
12/31/2003 (annual)		2,912,356	1,826,793,000	0.159%
3/31/2004	(10,392,162)	(618,364)	706,592,000	0.088%
6/30/2004	(6,636,947)	3,755,215	636,013,000	0.590%
9/30/2004	(6,834,592)	(197,645)	734,980,000	0.027%
12/31/2004	(5,359,022)	1,505,570	282,479,000	0.534%
12/31/2004 (annual)		4,444,776	2,360,064,000	0.188%
3/31/2005	(3,314,281)	1,913,741	789,037,000	0.243%
6/30/2005	(3,286,531)	128,750	827,282,000	0.016%
9/30/2005	(2,061,166)	1,225,365	765,060,000	0.164%
12/31/2005	(1,338,246)	722,920	447,623,000	0.162%
12/31/2005 (annual)		3,990,776	2,829,002,000	0.141%

Please contact me at (703)720-1080, or Susan McFarland at (804)290-2003, to discuss the issues addressed in this letter.

Sincerely,

Gary Perlin

Chief Financial Officer

Capital One Confidential